SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 23, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

23 August 2013

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notification of Change of Interests of
Persons Discharging Managerial Responsibility
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities:
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities:
Mr J Wilson
Date of last notice:
n/a
Date issuer informed of transaction:
22 August 2013
Date and place of transaction:
22 August 2013 (Australian Securities Exchange) &
21 August 2013 (Johannesburg Stock Exchange)
Nature of transaction:
The acquisition of 149,127 ordinary shares in BHP Billiton Limited following the exercise of: 30,500 Restricted Shares under the 2010 Management Award Plan (MAP), 16,127 Conditional Deferred Shares under the 2011 Group Short Term Incentive Plan, 22,500 Performance Shares under the 2007 Long Term Incentive Plan (LTIP), 80,000 Performance Shares under the 2006 LTIP.
The acquisition of 13,400 ordinary shares in BHP Billiton Plc following the exercise of 13,400 Performance Shares under the 2004 LTIP. In addition, an on-market sale of 34,564 ordinary shares on the Australian Securities Exchange and 13,400 ordinary shares on the Johannesburg Stock Exchange, made in order to partially meet expected tax obligations.

Part 1 – Change of relevant interests in securities
Included in this Part are:
• in the case of a trust, interests in the trust made available by the responsible entity of the trust;
• details of the circumstance giving rise to the relevant interest;
• details and estimated valuation if the consideration is non-cash; and
• changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest:
Direct

Nature of indirect interest(including registered holder):
Mr Wilson also has an indirect interest in 256 ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.
No change to the indirect interest

Date of change:
22 August 2013

No. of securities held prior to change:
1,296
(Direct – BHP Billiton Limited)
256
(Indirect – BHP Billiton Limited)
59,301
(Direct – BHP Billiton Plc)

Class:
Ordinary Shares in BHP Billiton Limited
Ordinary Shares in BHP Billiton Plc

Number acquired:
149,127
(BHP Billiton Limited)
13,400
(BHP Billiton Plc)

Number disposed:
34,564
(BHP Billiton Limited)
13,400
(BHP Billiton Plc)

Value/Consideration:

Exercise of 162,527 at nil cost
Sale of 34,564 at $35.15 per share (average) (BHP Billiton Limited)
Sale of 13,400 at ZAR301.45 per share (BHP Billiton Plc)

No. of securities held after change:
115,859
(Direct – BHP Billiton Limited)
256
(Indirect – BHP Billiton Limited)
59,301
(Direct – BHP Billiton Plc)

Nature of change (Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back):
Please see “Nature of transaction” above.

Any additional information:
—

Part 2 –Change of interests in contracts other than as described in Part 3
Included in this Part are:
• only details of a contract in relation to which the interest has changed; and
• details and estimated valuation if the consideration is non-cash.

Detail of contract:
—
Nature of interest:
—
Name of registered holder(if issued securities):
—
No. and class of securities to which interest related prior to change:
—
Interest acquired:
—
Interest disposed:
—
Value/Consideration:
—
Interest after change:
—

Part 3 – Change of interests in options or other rights granted by the entities
Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant:
—
Period during which or date on which exercisable:
—
Total amount paid (if any) for the grant:
—
Description of securities involved (class; number):
—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
—
Total number of securities over which options or other rights held at the date of this notice:
BHP Billiton Limited:
16,611
– maximum number of Conditional Deferred Shares (over ordinary shares of BHP Billiton Limited) under the GSTIP
65,950
– maximum number of Conditional Shares (over ordinary shares of BHP Billiton Limited) under the MAP
57,500
– vested LTIP Performance Shares (ordinary shares of BHP Billiton Limited)
256
– maximum number of Match Shares (ordinary shares of BHP Billiton Limited) under Shareplus
________
140,317
– Total

Any additional information:
This notification is in respect of an exercise of vested 2010 Restricted Shares (30,500) under the BHP Billiton Limited MAP and vested 2011 Conditional Deferred Shares (16,127) under the BHP Billiton Limited GSTIP. Also, the exercise of the following previously BHP Billiton Limited vested awards, 22,500 Performance Shares under the 2007 LTIP, 80,000 Performance Shares under the 2007 LTIP and 13,400 Performance Shares under the BHP Billiton Plc 2004 LTIP.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities:
Nicola Kleynhans
– BHP Billiton Limited
Geof Stapledon
– BHP Billiton Plc

Contact details
Nicola Kleynhans
Tel: +61 3 9609 4326
Fax: +61 3 9609 4372
Geof Stapledon
Tel: +44 20 7802 4176
Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : August 23, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary